

June 23, 2010

Stancil E. Barton, Esq.
Executive Vice President and General Counsel
National Financial Partners Corp.
340 Madison Avenue, 20th Floor
New York, NY 10173

>   **Re: National Financial Partners Corp.**
>   **Schedule TO-I/A**
>   **Filed June 21, 2010**
>   **File No. 005-79626**

Dear Mr. Barton:

We have reviewed your amended filing and have the following comments.

Schedule TO-I

Exhibit 99(a)(1)(A): Offer to Purchase

Changes to "Incorporation of Certain Information by Reference"

1.   We note your response to prior comment 4. All of the information specified in
      Item 1010(c) of Regulation M-A should have been included in the offering document
      initially disseminated to security holders. See Instruction 6 to Item 10 of
      Schedule TO, and refer to Regulation M-A telephone interpretation I.H.7 in the
      July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly
      Available Telephone Interpretations. Please advise us whether or not Supplement
      No. 1 dated June 21, 2010 was mailed to security holders.

2.   To the extent that Supplement No. 1 has not been mailed to security holders, please
      amend the supplement to include the disclosure of ratio of earnings to fixed charges,
      and book value per share presently contained in your amended Schedule TO. In
      addition, it does not appear that you have provided all of the disclosure required by
      Item 1010(c) of Regulation M-A. For example, but without limitation, you do not
      appear to have fully disclosed noncurrent assets, current liabilities, noncurrent
      liabilities, and income per common share from continuing operations (basic and
      diluted, if applicable). Please revise the supplement to provide all disclosure required
      by Item 1010(c) of Regulation M-A. Please be advised that the revised supplement
      may need to be mailed to security holders based on the response to these comments.

Changes to "Terms of the Offer—Conditions to the Offer—General Conditions"

3.   We note your response to prior comment 10. The revised disclosure in the penultimate paragraph still appears to suggest that offer conditions "may be asserted at any time and from time to time." As previously requested, please revise to state that offer conditions may only be asserted up to expiration of the offer.

        If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (212) 735-2000
        Phyllis G. Korff, Esq.
        Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP